FORM 11-K


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1993


                               OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from ___________ to _____________.


                  COMMISSION FILE NUMBER 1-5358



                     SUNDSTRAND CORPORATION
                    PERSONAL INVESTMENT PLAN
                      (Full title of plan)


                     SUNDSTRAND CORPORATION
                      4949 Harrison Avenue
                          P.O. Box 7003
                 Rockford, Illinois  61125-7003
                (Name of issuer of the securities
                held pursuant to the plan and the
           address of its principal executive office)

   [FINANCIAL STATEMENTS AND EXHIBITS WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF
     ERISA AND INCLUDE THE REPORT AND CONSENT OF INDEPENDENT
        AUDITORS, HAVE BEEN FILED UNDER COVER OF FORM SE]


                      REQUIRED INFORMATION




(a)     Financial Statements                            Page No.
        --------------------                            --------

1.      Report of Independent Auditors (Ernst & Young)      4
        for Sundstrand Corporation Personal Investment
        Plan for the fiscal year ended December 31, 1993, and for the period May 9, 1992, to December 31, 1992

2.      Sundstrand Corporation Personal Investment          5
        Plan Statement of Net Assets Available for
        Plan Benefits as of December 31, 1993 and 1992

3.      Sundstrand Corporation Personal Investment          9
        Plan Statement of Changes in Net Assets
        Available for Plan Benefits for the fiscal year ended December 31, 1993, and for the period May 9, 1992, to December 31, 1992

4.      Sundstrand Corporation Personal Investment         13
        Plan Notes to Financial Statements

5.      Sundstrand Corporation Personal Investment         18
        Plan Schedule of Assets Held for Investment

6.      Sundstrand Corporation Personal Investment         19
        Plan Schedule of Reportable Transactions




(b)     Exhibits
        --------

1.      Consent of Independent Auditors (Ernst & Young)    20
        for Sundstrand Corporation Personal Investment
        Plan

                           SIGNATURES




           Pursuant to the requirements of the Securities
Exchange Act of 1934, the Administrator of the Sundstrand
Corporation Personal Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                 SUNDSTRAND CORPORATION
                                 PERSONAL INVESTMENT PLAN



                                 By: /s/ James F. Ricketts
                                     ----------------------------
                                     James F. Ricketts
                                     Vice President and Treasurer
                                     for Sundstrand Corporation,
                                     Plan Administrator



Dated:  June 22, 1994